SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 32167; File No. 812-14502]

Lord Abbett Family of Funds and Lord, Abbett & Co. LLC; Notice of Application

June 29, 2016

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for an order pursuant to (a) section 6(c) of the Investment

Company Act of 1940 ("Act") granting an exemption from sections 18(f) and 21(b) of the Act;

(b) section 12(d)(1)(J) of the Act granting an exemption from section 12(d)(1) of the Act; (c)

sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1), 17(a)(2) and

17(a)(3) of the Act; and (d) section 17(d) of the Act and rule 17d-1 under the Act to permit

certain joint arrangements.

<u>Summary of the Application</u>: Applicants request an order that would permit certain registered

open-end management investment companies to participate in a joint lending and borrowing

facility.

<u>Applicants</u>: Lord Abbett Affiliated Fund, Inc., Lord Abbett Bond-Debenture Fund, Inc., Lord

Abbett Developing Growth Fund, Inc., Lord Abbett Equity Trust, Lord Abbett Global Fund, Inc.,

Lord Abbett Investment Trust, Lord Abbett Mid Cap Stock Fund, Inc., Lord Abbett Municipal

Income Fund, Inc., Lord Abbett Research Fund, Inc., Lord Abbett Securities Trust, Lord Abbett

Series Fund, Inc., and Lord Abbett U.S. Government & Government Sponsored Enterprises

Money Market Fund, Inc. (collectively, the "Funds"), and Lord, Abbett & Co. LLC ("Lord

Abbett").

<u>Filing Dates</u>: The application was filed on June 30, 2015, and amended on October 9, 2015,

June 16, 2016 and June 22, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on July 25, 2016, and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC, 20549-1090; Applicants, c/o Brooke A. Fapohunda, Esq., Lord, Abbett & Co.

LLC, 90 Hudson Street, Jersey City, NJ 07302.

For Further Information Contact: Kaitlin C. Bottock, Senior Counsel, at (202) 551-8658 or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   Each Fund is organized as a Maryland corporation or Delaware statutory trust.

Each Fund is registered under the Act as an open-end management investment company. Certain

of the Funds consist of multiple series and all may offer additional series in the future (such series thereof, each also a "Fund"). Certain of the Funds either are, or may be, money market

funds that comply with Rule 2a-7 under the Act (collectively, "Money Market Funds"). Lord

Abbett is a Delaware limited liability company and serves as the investment adviser to the

Funds.[1] Lord Abbett and every investment adviser to the Funds will be registered as an

investment adviser under the Investment Advisers Act of 1940 ("Advisers Act").

2.   At any particular time, while some Funds are lending money to banks or other

entities by entering into repurchase agreements, or purchasing other short-term instruments,

other Funds may need to borrow money from the same or similar banks for temporary purposes

to satisfy redemption requests, to cover unanticipated cash shortfalls such as a trade "fail" in

which cash payment for a security sold by a Fund has been delayed, or for other temporary

purposes. Certain Funds currently have a $500 million committed line of credit with State Street

Bank & Trust Company ("Committed Credit Facility") for short-term temporary or emergency

purposes, including the funding of shareholder redemptions and trade settlements.

3.   When a Fund borrows money under the Committed Credit Facility, it would pay

interest on the borrowed cash at a rate that would be higher than the rate that would be earned by

other (non-borrowing) Funds on investments in repurchase agreements and other short-term

instruments of the same maturity as the bank loan. Applicants assert that this differential

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[1]   Applicants request that the relief apply to any existing and future series of the Funds and any other
registered open-end management investment company or its series that (i) is advised by Lord Abbett, any successor
thereto or any investment adviser controlling, controlled by, or under common control (within the meaning of
Section 2(a)(9) of the Act) with Lord Abbett or any successor thereto (such entities included in the term "Lord
Abbett"), and (ii) is part of the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the
Act, as the Funds (each also included in the term "Fund"). The term "successor" is limited to entities that result
from a reorganization into another jurisdiction or a change in the type of business organization. All entities that
currently intend to rely on the requested relief are named as applicants. Any other entity that subsequently relies on
the order will comply with the terms and conditions set forth in the application.

represents the profit earned by the lender on loans and is not attributable to any material difference in the credit quality or risk of such transactions.

4.   The Funds seek to enter into master interfund lending agreements ("Interfund Lending Agreements") with each other that would permit each Fund to lend money directly to and borrow money directly from other Funds through an interfund facility ("Facility") for temporary purposes ("Interfund Loan"). The Money Market Funds typically will not participate as borrowers. It is anticipated that, in order to comply with Rule 2a-7 under the Act, the Money Market Funds will lend through the Facility only if the requisite determinations contemplated by that Rule have been made by Lord Abbett. Applicants state that the Facility would both reduce the Funds' potential borrowing costs and enhance the ability of the lending Funds to earn higher rates of interest on their short-term loans. Although the Facility would reduce the Funds' need to borrow from banks, the Funds would be free to establish committed lines of credit or other borrowing arrangements with unaffiliated banks.

5.   Applicants anticipate that the Facility would provide a borrowing Fund with significant savings at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain transactions). However, redemption requests normally are effected immediately. The Facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

6.   Applicants also anticipate that a Fund could use the Facility when a sale of securities "fails," for example, due to a delay in the delivery of cash to the Fund's custodian or improper delivery instructions by the broker effecting the transaction. "Sales fails" may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. Alternatively, the Fund could: (i) "fail" on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, possibly earning a lower return on the investment. Use of the Facility under these circumstances would enable the Fund to have access to immediate short-term liquidity.

7.   While bank borrowings generally could supply needed cash to cover unanticipated redemptions and sales fails, under the Facility, a borrowing Fund would pay lower interest rates than the rate that would be available to the Fund under short-term loans offered by banks. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements. Thus, applicants assert that the Facility would benefit both borrowing and lending Funds.

8.   The interest rate to be charged to the Funds on any Interfund Loan (the "Interfund Loan Rate") would be the average of the "Repo Rate" and the "Bank Loan Rate," both as defined below. The Repo Rate for any day would be the highest rate available to a lending Fund from investment in overnight repurchase agreements with counterparties approved by the Fund or Lord Abbett. The Bank Loan Rate for any day would be calculated by the Interfund Lending Committee (as defined below) each day an Interfund Loan is made according to a formula established by each Fund's board of directors or trustees ("Fund Board" and each such director

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or trustee, a "Director") that is intended to approximate the lowest interest rate at which short-term bank loans would be available to the Funds. The formula would be based upon a publicly available rate (e.g., federal funds plus 100 basis points) or another appropriate rate reflective of short-term bank loan rates that could be available to the Funds and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Fund Board. In addition, each Fund Board periodically would review the continuing appropriateness of using the formula to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Funds.

9.   Certain members of Lord Abbett's Operations, Legal and Compliance Departments would administer the Facility ("Interfund Lending Committee"). No portfolio manager of any Fund will serve as a member of the Interfund Lending Committee. The Facility would be available to any Fund. On any day on which a Fund intends to borrow money, the Interfund Lending Committee would make an Interfund Loan from a lending Fund to a borrowing Fund only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the Repo Rate; and (ii) more favorable to the borrowing Fund than the Bank Loan Rate. Under the Facility, the portfolio manager(s) for each participating Fund could provide standing instructions to participate daily as a borrower or lender. The Interfund Lending Committee on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds from the Funds' custodian. The Interfund Lending Committee would allocate loans among borrowing Funds without any further communication from a Fund's portfolio manager(s). Applicants anticipate that there typically will be far more available uninvested cash each day than borrowing demand. Therefore, after the Interfund Lending

Committee has allocated cash for Interfund Loans, the Interfund Lending Committee will invest any remaining cash in accordance with the standing instructions of the portfolio manager(s) or such remaining amounts will be invested directly by the Fund's portfolio manager(s).

10. The Interfund Lending Committee would allocate borrowing demand and cash available for lending among the Funds on what the Interfund Lending Committee believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each InterFund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction. The method of allocation and related administrative procedures would be approved by each Fund Board, including a majority of the Directors who are not "interested persons" of the Fund, as that term is defined in section 2(a)(19) of the Act ("Independent Fund Board Members"), to ensure that both borrowing and lending Funds participate on an equitable basis.

11. The Interfund Lending Committee would: (i) monitor the Interfund Loan Rate and the other terms and conditions of the loans; (ii) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund's investment policies and limitations; (iii) ensure equitable treatment of each Fund; and (iv) make quarterly reports to each Fund Board concerning any transactions by the Fund under the Facility and the Interfund Loan Rate charged.

12. Lord Abbett, through the Interfund Lending Committee, would administer the Facility as a disinterested fiduciary as part of its duties under the investment management contract with each Fund and as part of its duties under the administrative services agreement with the Funds, and would receive no additional fee as compensation for its services in

connection with the administration of the Facility. No Fund will pay any additional fees in

connection with the administration of the Facility (i.e., the Funds will not pay standard pricing,

record keeping, bookkeeping or accounting fees in connection with the Facility).

13.   No Fund may participate in the Facility unless: (i) the Fund has obtained

shareholder approval for its participation, if such approval is required by law; (ii) the Fund has

fully disclosed all material information concerning the Facility in its prospectus and/or statement

of additional information ("SAI"); and (iii) the Fund's participation in the Facility is consistent

with its investment objectives, investment limitations and organizational documents.

14.   As part of each Fund Board's review of the continuing appropriateness of a

Fund's participation in the Facility as required by condition 14, the Directors of the Fund,

including a majority of the Independent Fund Board Members, also will review the process in

place to assess: (i) if the Fund participates as a lender, any effect its participation may have on

the Fund's liquidity; and (ii) if the Fund participates as a borrower, whether the Fund's portfolio

liquidity is sufficient to satisfy its obligations under the Facility along with its other liquidity

needs.

15.   In connection with the Facility, applicants request an order pursuant to section

6(c) of the Act exempting them from the provisions of sections 18(f) and 21(b) of the Act;

pursuant to section 12(d)(1)(J) of the Act exempting them from section 12(d)(1) of the Act;

pursuant to sections 6(c) and 17(b) of the Act exempting them from sections 17(a)(1), 17(a)(2),

and 17(a)(3) of the Act; and pursuant to section 17(d) of the Act and rule 17d-1 under the Act to

permit certain joint arrangements.

Applicants' Legal Analysis:

1.   Section 17(a)(3) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from borrowing money or other property from the registered investment company. Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if that person controls or is under common control with that company. Section 2(a)(3)(C) of the Act defines an "affiliated person" of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines "control" as the "power to exercise a controlling influence over the management or policies of a company," but excludes circumstances in which "such power is solely the result of an official position with such company." Applicants state that the Funds may be under common control by virtue of having Lord Abbett as their common investment adviser and/or by having common officers, directors and/or trustees.

2.   Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to grant an order exempting a proposed transaction from section 17(a) provided that: (i) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the transaction is consistent with the policy of the investment company as recited in its registration statement and reports filed under the Act; and (iii) the transaction is consistent with the general purposes of the Act. Applicants believe that the proposed arrangements satisfy these standards for the reasons discussed below.

3.   Applicants assert that sections 17(a)(3) and 21(b) of the Act were intended to prevent a party with strong potential adverse interests to, and some influence over the investment decisions of, a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders. Applicants assert that the Facility transactions do not raise these concerns because: (i) Lord Abbett, through the Interfund Lending Committee, would administer the program as a disinterested fiduciary as part of its duties under the investment management contract with each Fund and as part of its duties under the administrative services agreement with the Funds; (ii) all Interfund Loans would consist only of uninvested cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments; (iii) the Interfund Loans would not involve a significantly greater risk than other such investments; (iv) the lending Fund would earn interest at a rate higher than it could otherwise obtain through such other investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements. Moreover, applicants assert that the other terms and conditions that applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

4.   Section 17(a)(1) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company. Section 17(a)(2) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Section 12(d)(1) of the Act generally prohibits any registered investment company from purchasing or otherwise

acquiring any security issued by any other investment company except in accordance with the limitations set forth in that section.

5.   Applicants state that the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of sections 17(a)(1) and 12(d)(1) of the Act. Applicants also state that a pledge of assets in connection with an Interfund Loan could be construed as a purchase of the borrowing Fund's securities or other property for purposes of section 17(a)(2) of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors. Applicants contend that the standards under sections 6(c), 17(b), and 12(d)(1)(J) are satisfied for all the reasons set forth above in support of their request for relief from sections 17(a)(3) and 21(b) and for the reasons discussed below. Applicants also state that the requested relief from section 17(a)(2) of the Act meets the standards of section 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the lender is another Fund) or the same or better conditions (in any other circumstance).

6.   Applicants state that section 12(d)(1) was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investments. Applicants submit that the Facility does not involve these abuses. Applicants note that there will be no duplicative costs or fees to the Funds or their shareholders, and that Lord Abbett will receive no additional compensation for its

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services in administering the Facility. Applicants also note that the purpose of the Facility is to provide economic benefits for all the participating Funds and their shareholders.

7. Section 18(f)(1) of the Act prohibits any open-end investment company from issuing any senior security except that any such company is permitted to borrow from any bank, provided, that immediately after the borrowing, there is asset coverage of at least 300 per centum for all borrowings of the company. Under section 18(g) of the Act, the term "senior security" generally includes any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. Applicants request exemptive relief under section 6(c) from section 18(f)(1) to the limited extent necessary to permit a Fund to borrow directly from other Funds.

8. Applicants believe that granting relief under section 6(c) is appropriate because the Funds would remain subject to the requirement of section 18(f)(1) that all borrowings of a Fund, including combined interfund and bank borrowings, have at least 300% asset coverage. Based on the conditions and safeguards described in the application, applicants also submit that to allow the Funds to borrow from other Funds pursuant to the Facility is consistent with the purposes and policies of section 18(f)(1).

9. Section 17(d) of the Act and rule 17d-1 under the Act generally prohibit any affiliated person of a registered investment company, or any affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or joint and several participant, unless, upon application, the transaction has been approved by the Commission. Rule 17d-1(b) under the Act provides that in passing upon an application filed under the rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement, or profit-sharing plan on the basis

proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

10.   Applicants assert that the purpose of section 17(d) is to avoid overreaching by and unfair advantage to insiders. Applicants assert that the Facility is consistent with the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Applicants note that each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and limitations. Applicants assert that each Fund's participation in the Facility would be on terms that are no different from or less advantageous than that of other participating Funds.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Interfund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

2.   On each business day, the Interfund Lending Committee will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the Repo Rate and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

3.   If a Fund has outstanding bank borrowings, any Interfund Loans to the Fund: (i) will be at an interest rate equal to or lower than the interest rate of any outstanding bank loan; (ii) will be secured at least on an equal priority basis with at least an equivalent percentage of

collateral to loan value as any outstanding bank loan that requires collateral; (iii) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.   A Fund may make an unsecured borrowing through the Facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund's interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund's total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the Facility only on a secured basis. A Fund may not borrow through the Facility or from any other source if its total outstanding borrowings immediately after such borrowing would be more than 33 1/3% of its total assets.

5.   Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund

Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (i) repay all its outstanding Interfund Loans; (ii) reduce its outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund's total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition (5) shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund's total outstanding borrowings exceed 10% is repaid or the Fund's total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

6.   No Fund may lend to another Fund through the Facility if the loan would cause its aggregate outstanding loans through the Facility to exceed 15% of the lending Fund's current net assets at the time of the loan.

7.   A Fund's Interfund Loans to any one Fund shall not exceed 5% of the lending Fund's net assets.

8.   The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.   A Fund's borrowings through the Facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund's total net cash

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redemptions for the preceding seven calendar days or 102% of the Fund's sales fails for the preceding seven calendar days.

10. Each Interfund Loan may be called on one business day's notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11. A Fund's participation in the Facility must be consistent with its investment objectives, investment limitations, and organizational documents.

12. The Interfund Lending Committee will calculate total Fund borrowing and lending demand through the Facility, and allocate loans on an equitable basis among the Funds, without the intervention of a Fund's portfolio manager(s). The Interfund Lending Committee will not solicit cash for the Facility from any Fund or prospectively publish or disseminate loan demand data to any portfolio manager. The Interfund Lending Committee will invest any amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the portfolio manager(s) or such remaining amounts will be invested directly by the Fund's portfolio manager(s).

13. The Interfund Lending Committee will monitor the Interfund Loan Rates charged and the other terms and conditions of the Interfund Loans and will make a quarterly report to each Fund Board concerning the participation of the Funds in the Facility and the terms and other conditions of any extensions of credit under the Facility.

14. Each Fund Board, including a majority of the Independent Fund Board Members, will:

(a) review, no less frequently than quarterly, the relevant Fund's participation in the Facility during the preceding quarter for compliance with the conditions of any order permitting such transactions;

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(b)	establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and

(c)	review, no less frequently than annually, the continuing appropriateness of the relevant Fund's participation in the Facility.

15.	In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, Lord Abbett promptly will refer such loan for arbitration to an independent arbitrator selected by each Fund Board involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.[2] The arbitrator will resolve any problem promptly, and the arbitrator's decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to each Fund Board setting forth a description of the nature of any dispute and the actions taken by the Funds involved to resolve the dispute.

16.	Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the Facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity, and the Interfund Loan Rate, the rate of interest available at the time the Interfund Loan is made on overnight repurchase agreements and bank borrowings, and such other information presented to the Fund Board in connection with the review required by conditions (13) and (14).

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[2]	If the dispute involves Funds with different Fund Boards, the respective Fund Boards will select an independent arbitrator that is satisfactory to each Fund.

17.   The Interfund Lending Committee will prepare and submit to each Fund Board for review an initial report describing the operations of the Facility and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the Facility, the Interfund Lending Committee will provide quarterly reports on the operations of the Facility to each Fund Board. Each Fund's chief compliance officer, as defined in Rule 38a-1(a)(4) under the Act (a "Fund CCO"), shall prepare an annual report for its Fund Board for each year that the Fund participates in the Facility, which report evaluates the Fund's compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

Additionally, each Fund CCO will also annually file a certification pursuant to Item 77Q3 of Form N-SAR, as such Form may be revised, amended, or superseded from time to time ("N-SAR"), for each year that the Fund participates in the Facility, that certifies that the Fund and Lord Abbett have established procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, the certification will address procedures designed to achieve the following objectives:

(a)   that the Interfund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate;

(b)   compliance with the collateral requirements as set forth in the application;

(c)   compliance with the percentage limitations on interfund borrowing and lending;

(d)   allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Fund Board; and

(e)   that the interest rate on any Interfund Loan does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the Interfund Loan.

Additionally, each Fund's independent registered public accountants, in connection with their audit examination of the Fund, will review the operation of the Facility for compliance with the conditions of the application and their review will form the basis, in part, of the auditor's report on internal accounting controls in Form N-SAR.

18.   No Fund will participate in the Facility upon receipt of the requisite regulatory and shareholder approval unless it has fully disclosed in its prospectus and/or SAI all material facts about its intended participation.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary